UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              SBS Interactive, Co.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                   78401R 10 1
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                                 (CUSIP Number)

                                   Marcus Cohn
                                26, Alharizi St.
                             92421 Jerusalem, Israel
                                 972-2-567-0674
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 10, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: This statement constitutes Amendment No. 2 to the Report on Schedule 13D of Marcus Cohn. The Report on Schedule 13D of Marcus Cohn originally filed with the Commission on June 18, 2004 and amended on July 8, 2004 is hereby amended and supplemented to include the information set forth herein.

CUSIP No. 78401R 10 1

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1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Marcus Cohn

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a) [ ]
   (b) [X]

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3  SEC USE ONLY

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4  SOURCE OF FUNDS (See Instructions)
   OO
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) or 2(e) [  ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Joint Citizen of Switzerland and Israel
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               7   SOLE VOTING POWER:        2,500,000 *
  NUMBER OF    -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:            -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:   2,500,000 *
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:       -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,500,000 shares*
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12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [X]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.5%**
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
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                                       2

* Includes: (i) 2,000,000 shares of currently outstanding Common Stock; and (ii) a currently exercisable warrant to purchase 500,000 shares of Common Stock at a price of $0.60 per share.

** Percentage calculated on the basis of 29,362,377 shares of Common Stock issued and outstanding which includes: (i) 28,822,377 shares of Common Stock issued and outstanding as of November 10, 2004 as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004 as filed November 15, 2004; (ii) 40,000 shares of Common Stock issued by the Issuer subsequent to November 15, 2004; and (iii) a currently exercisable warrant to purchase 500,000 shares of Common Stock at a price of $0.60 per share.

     This Statement on Schedule 13D, as originally filed with the Commission on June 18, 2004 and amended on July 8, 2004, is hereby amended as set forth below in this Amendment No. 2. Unless otherwise defined herein, capitalized terms used herein have the respective meanings ascribed thereto in the Schedule 13D.

Item 2.   Identity and Background


     The disclosure set forth in Item 2 (c) is amended and restated in its entirety as follows:

(c) Marcus Cohn is an independent business development consultant. He operates his business through Clearsite International Ltd., an entity organized under the laws of Israel ("Clearsite International"). Marcus Cohn's business address is 26, Alharizi St., 92421 Jerusalem, Israel.


Item 3.   Source and Amount of Funds or Other Consideration

     The disclosure set forth in Item 3 is amended to include the following:

     Of the shares of Common Stock reported as beneficially owned by Marcus Cohn, 500,000 shares are issuable upon the exercise of a currently exercisable warrant attached hereto as Exhibit D (the "Warrant") that was acquired directly from the Issuer in a private transaction in consideration of certain consulting services provided or to be provided by Marcus Cohn pursuant to the Non-Exclusive Consulting Agreement between the Issuer and Clearsite International dated February 10, 2005 attached thereto as Exhibit E (the "Third Consulting Agreement").


Item 4.   Purpose of Transaction

     The disclosure set forth in Item 4 is amended and restated in its entirety as follows:


     The shares reported in this Schedule 13D as beneficially owned by Marcus Cohn, were acquired for investment purposes; however, Marcus Cohn acknowledges that, as holder of shares of currently outstanding Common Stock, he will have some influence regarding the disposition of certain matters as to which the shareholders of the Issuer are entitled to vote, including the election of directors. Further, Marcus Cohn acknowledges that in the event of the issuance of additional shares of Common Stock to Marcus Cohn upon an exercise of the Warrant, his influence regarding the disposition of certain matters as to which the shareholders of the Issuer are entitled to vote, including the election of directors, would be likely to increase. As a stockholder, Marcus Cohn provides advice on an ongoing basis to management of the Issuer regarding its operations and strategy.

     Marcus Cohn has provided, and continues to provide, non-exclusive consulting services in the form of introductions to key management and other personnel, introductions to strategic and joint venture partners, introductions to service providers, sales assistance, general strategic and marketing advice and various other services on the terms and conditions set forth in the Third Consulting Agreement. Marcus Cohn is aware that the business plan of the Issuer includes plans to raise additional capital through the issuance of securities. Marcus Cohn has provided some assistance to the Issuer in connection with these capital-raising efforts. Marcus Cohn may receive compensation for assisting the Issuer in connection with its capital-raising efforts on the terms and conditions set forth in the Third Consulting Agreement. Marcus Cohn may provide additional services beyond the scope of the Third Consulting Agreement or pursuant to new or revised consulting arrangements with the Issuer. Marcus Cohn may be compensated with additional shares of Common Stock or other securities of the Issuer for such additional services or pursuant to any such new or revised consulting arrangements if such additional services, new or revised consulting arrangements and/or compensation are negotiated with the Issuer.

     Marcus Cohn intends to review his investment in the Issuer on a continuing basis and will consider and evaluate any strategic alternatives which are or may become available to him with respect to his holdings in the Issuer. In that connection, and depending upon, among other things, current and future trading prices for the Common Stock, the amount of time before expiration of the Warrant, the Issuer's business, results of operations, financial condition and future prospects, conditions in the securities market, general economic and industry conditions, individual tax and other portfolio considerations and personal needs, Marcus Cohn may from time to time consider a number of possible strategies for enhancing the value of his investment in the Issuer, or other extraordinary matters relating to the Issuer, including, among other things: continued ownership of the shares of Common Stock beneficially owned by Marcus Cohn, partial or complete exercise or conversion of convertible securities of the Issuer owned by Marcus Cohn, acquiring additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; disposing of some or all of the securities of the Issuer beneficially owned by him; proposing or seeking to effect a financing or other capital raising transaction involving the issuance of additional securities of the Issuer to Marcus Cohn or some other person or persons; proposing or seeking to effect a loan or loans from Marcus Cohn or some other person or persons which may be convertible into equity securities of the Issuer and/or secured by the assets of the Issuer or other assets; proposing or seeking a change in the composition or size of the board of directors or management team; proposing or seeking to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or its subsidiaries, or a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of
Schedule 13D.

     Such review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead Marcus Cohn to consider other alternatives. However, there can be no assurance that Marcus Cohn will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of his holdings in the Issuer. There can be no assurance as to the timing of any such matters should they be so pursued by Marcus Cohn.

     Except as noted above, as of the date of this Schedule 13D, Marcus Cohn has no plans or proposals which relate to or would result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer


     The disclosure set forth in Item 5(a) through 5(c) is amended and restated in its entirety as follows:

(a) Marcus Cohn beneficially owns 2,500,000 shares of Common Stock or 8.5% of the issued and outstanding shares of Common Stock calculated on the basis of 29,362,377 shares of Common Stock issued and outstanding which includes:
     (i) 28,822,377 shares of Common Stock issued and outstanding as of November 10, 2004 as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004 as filed November 15, 2004; (ii) 40,000 shares of Common Stock issued by the Issuer subsequent to November 15, 2004; and (iii) currently exercisable warrants to purchase 500,000 shares of Common Stock at a price of $0.60 per share. The shares of Common Stock beneficially owned by Marcus Cohn include: (i) 2,000,000 shares of currently outstanding Common Stock; and (ii) a currently exercisable warrant to purchase 500,000 shares of Common Stock at a price of $0.60 per share.

(b) Marcus Cohn has sole voting and dispositive power with respect to 2,500,000 shares of Common Stock.

(c) The following transactions in the Common Stock were effected by Marcus Cohn during the period commencing 60 days prior to February 10, 2005 through the date of this filing:

                Change in
                Number of
                Shares                                 Total Shares
                Beneficially                           Beneficially
Date            Owned           Price Per Share        Owned            Note
--------------------------------------------------------------------------------
2/10/05         500,000          N/A                   2,500,000         (1)


     (1) Shares were acquired directly from the Issuer in a private transaction pursuant to the Second Consulting Agreement and the Warrant in consideration of certain consulting services provided or to be provided by Marcus Cohn and Clearsite International through February 17, 2007. The Third Consulting Agreement terminates on February 17, 2007 and under its terms, Clearsite Limited may provide non-exclusive consulting services in the form of introductions to key management and other personnel, introductions to strategic and joint venture partners, introductions to service providers, general strategic and other advice and various other services. The Third Consulting Agreement also provides that Clearsite International may provide services in connection with the Issuer's capital raising efforts and may be paid a "finder's fee" of 11% of the gross amount raised by the Issuer as a result of such services and assistance in connection with sales and marketing efforts and may be paid a "sales commission" of 12% of sales generated from such assistance.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The disclosure set forth in Item 6 is amended and restated in its entirety as follows:

     Except as set forth above in Items 4 and 5(c) (which information is incorporated herein by reference) and below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Marcus Cohn and any other person with respect to the Common Stock.

     Of the shares of Common Stock beneficially owned by Marcus Cohn, 500,000 shares of Common Stock are held of record by Karlgar, 500,000 shares of Common Stock are held of record by Largo Ventures Ltd., an entity organized under the laws of the British Virgin Islands, and 1,000,000 shares of Common Stock are held of record by Clearsite. Also, the Warrant is held of record by Clearsite International, an entity solely owned by Marcus Cohn. Notwithstanding the record ownership of the shares of Common Stock beneficially owned by Marcus Cohn, pursuant to informal arrangements and understandings among Marcus Cohn and these entities, these entities hold such shares as nominee for Marcus Cohn. Marcus Cohn has the sole power to vote and direct the disposition of the shares of Common Stock beneficially owned by him.

     Marcus Cohn is aware that his father, Arthur Cohn, beneficially owns shares of Common Stock. Marcus Cohn expressly disclaims that Marcus Cohn and Arthur Cohn comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Marcus Cohn expressly disclaims beneficial ownership of shares of Common Stock beneficially owned by Arthur Cohn.


Item 7.   Material to Be Filed as Exhibits

     The exhibit list set forth in Item 7 is amended by adding the following:

Exhibit D     Common Stock Purchase Warrant dated February 10, 2005.

Exhibit E     Non-Exclusive Consulting Agreement dated February 10, 2005.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

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Date:  February 17, 2005                                /S/ MARCUS COHN
                                                        ------------------------
                                                        Marcus Cohn

                                                                       EXHIBIT D


THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS WARRANT UNDER SAID ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO SBS INTERACTIVE, CO. THAT SUCH REGISTRATION IS NOT REQUIRED.


                     Right to Purchase 500,000 Shares of Common Stock of SBS Interactive, Co. (subject to adjustment as provided herein)


                          COMMON STOCK PURCHASE WARRANT


No. ________                                      Issue Date:  February 10, 2005

     SBS INTERACTIVE, CO., a corporation organized under the laws of the State of Florida, hereby certifies that, for value received, Clearsite International Ltd., or assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company from and after the Issue Date of this Warrant and at any time or from time to time before 5:00 p.m., New York time, through three (3) years after such date (the "Expiration Date"), up to 500,000 fully paid and nonassessable shares of Common Stock, $0.001 par value, of the Company, at the Exercise Price (as defined below). The number and character of such shares of Common Stock and the Exercise Price are subject to adjustment as provided herein.

     As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

     (a) The term "Company" shall include SBS Interactive, Co. and any corporation which shall succeed or assume the obligations of SBS Interactive, Co. hereunder.

     (b) The term "Common Stock" includes (x) the Company's Common Stock, $0.001 par value per share, and (y) any other securities into which or for which any of the securities described in (x) may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

     (c) The term "Other Securities" refers to any stock (other than Common Stock) and other securities of the Company or any other person (corporate or otherwise) which the holder of the Warrant at any time shall be entitled to receive, or shall have received, on the exercise of the Warrant, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 3 or otherwise.

     (d) The term "Exercise Price" shall be $0.60, subject to adjustment pursuant to Section 4.

     1.  Exercise of Warrant.

         1.1. Number of Shares Issuable upon Exercise. From and after the date hereof through and including the Expiration Date, the Holder shall be entitled to receive, upon exercise of this Warrant in whole or in part, shares of Common Stock of the Company, subject to adjustment pursuant to Section 4, by delivery of an original or fax copy of the exercise notice attached hereto as Exhibit A (the "Exercise Notice") along with payment to the Company of the Exercise Price.

     2.  Procedure for Exercise.

         2.1 Delivery of Stock Certificates, etc. on Exercise. The Company agrees that the shares of Common Stock purchased upon exercise of this Warrant shall be deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which both the Exercise Notice and payment have been made for such shares. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within 3 business days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Holder, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct in compliance with applicable securities laws, a certificate or certificates for the number of duly and validly issued, fully paid and nonassessable shares of Common Stock (or Other Securities) to which such Holder shall be entitled on such exercise.

         2.2. Exercise.

         Payment may be made either in cash or by certified or official bank check payable to the order of the Company equal to the applicable aggregate Exercise Price for the number of shares of Common Stock specified in such form (as such exercise number shall be adjusted to reflect any adjustment in the total number of shares of Common Stock issuable to the Holder per the terms of this Warrant) and the Holder shall thereupon be entitled to receive the number of duly authorized, validly issued, fully-paid and non-assessable shares of Common Stock (or Other Securities) determined as provided herein.

     3. Adjustment for Reorganization, Consolidation, Merger, etc.

         3.1. Reorganization, Consolidation, Merger, etc. In case at any time or from time to time, the Company shall (a) effect a reorganization, (b) consolidate with or merge into any other person or entity, or (c) transfer all or substantially all of its properties or assets to any other person or entity under any plan or arrangement contemplating the dissolution of the Company, then, in each such case, as a condition to the consummation of such a transaction, proper and adequate provision shall be made by the Company whereby the Holder of this Warrant, on the exercise hereof as provided in Section 1 at any time after the consummation of such reorganization, consolidation or merger or the effective date of such dissolution, as the case may be, shall receive, in lieu of the Common Stock (or Other Securities) issuable on such exercise prior to such consummation or such effective date, the stock and other securities and property (including cash) to which such Holder would have been entitled upon such consummation or in connection with such dissolution, as the case may be, if such Holder had so exercised this Warrant, immediately prior thereto, all subject to further adjustment thereafter as provided in Section 4.

         3.2. Dissolution. In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets, the Company, prior to such dissolution, shall at its expense deliver or cause to be delivered the stock and other securities and property (including cash, where applicable) receivable by the Holder of the Warrant after the effective date of such dissolution pursuant to Section 3.1 to a bank or trust company having its principal office in New York, New York, as trustee for the Holder of the Warrant.

         3.3. Continuation of Terms. Upon any reorganization, consolidation, merger or transfer (and any dissolution following any transfer) referred to in this Section 3, this Warrant shall continue in full force and effect and the terms hereof shall be applicable to the shares of stock and other securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Warrant as provided in Section 3. In the event this Warrant does not continue in full force and effect after the consummation of the transactions described in this Section 3, then only in such event will the Company's securities and property (including cash, where applicable) receivable by the holders of the Warrant be delivered to the Trustee as contemplated by Section 3.2.

     4. Adjustments for Stock Splits, Combinations, etc. In the event that the Company shall (a) issue additional shares of the Common Stock as a dividend or other distribution on outstanding Common Stock, (b) subdivide its outstanding shares of Common Stock, or (c) combine its outstanding shares of the Common Stock into a smaller number of shares of the Common Stock, then, in each such event, the Exercise Price shall, simultaneously with the happening of such event, be adjusted by multiplying the then Exercise Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event, and the product so obtained shall thereafter be the Exercise Price then in effect. The Exercise Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described herein in this Section 4. The number of shares of Common Stock that the holder of this Warrant shall thereafter, on the exercise hereof as provided in Section 1, be entitled to receive shall be increased to a number determined by multiplying the number of shares of Common Stock that would otherwise (but for the provisions of this Section 4) be issuable on such exercise by a fraction of which (a) the numerator is the Exercise Price that would otherwise (but for the provisions of this Section 4) be in effect, and (b) the denominator is the Exercise Price in effect on the date of such exercise.

     5. Certificate as to Adjustments. In each case of any adjustment or readjustment in the shares of Common Stock (or Other Securities) issuable on the exercise of the Warrant, the Company at its expense will promptly cause its Chief Financial Officer or other appropriate designee to compute such adjustment or readjustment in accordance with the terms of the Warrant and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or receivable by the Company for any additional shares of Common Stock (or Other Securities) issued or sold or deemed to have been issued or sold, (b) the number of shares of Common Stock (or Other Securities) outstanding or deemed to be outstanding, and (c) the Exercise Price and the number of shares of Common Stock to be received upon exercise of this Warrant, in effect immediately prior to such adjustment or readjustment and as adjusted or readjusted as provided in this Warrant. The Company will forthwith mail a copy of each such certificate to the holder of the Warrant and any Warrant agent of the Company (appointed pursuant to Section 11 hereof).

     6. Reservation of Stock Issuable on Exercise of Warrant. The Company will at all times reserve and keep available, solely for issuance and delivery on the exercise of the Warrant, shares of Common Stock (or Other Securities) from time to time issuable on the exercise of the Warrant.

     7. Assignment; Exchange of Warrant. Subject to compliance with applicable securities laws, this Warrant, and the rights evidenced hereby, may be transferred by any registered holder hereof (a "Transferor") with respect to any or all of the shares underlying this Warrant. On the surrender for exchange of this Warrant, with the Transferor's endorsement in the form of Exhibit B attached hereto (the "Transferor Endorsement Form") and together with evidence reasonably satisfactory to the Company demonstrating compliance with applicable securities laws, which shall include, without limitation, a legal opinion from the Transferor's counsel that such transfer is exempt from the registration requirements of applicable securities laws, the Company at its expense but with payment by the Transferor of any applicable transfer taxes) will issue and deliver to or on the order of the Transferor thereof a new Warrant of like tenor, in the name of the Transferor and/or the transferee(s) specified in such Transferor Endorsement Form (each a "Transferee"), calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant so surrendered by the Transferor.

     8. Replacement of Warrant. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of this Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

     9.  Registration Rights.

         9.1 Demand Registration. Upon receipt of a written request from the Holder, the Company shall prepare and file with the Securities and Exchange Commission (the "Commission") a "shelf" registration statement covering the resale of shares of Common Stock purchased, or to be purchased, upon exercise of this Warrant (collectively, the "Registrable Securities") for an offering to be made on a continuous basis pursuant to Rule 415. Subject to the terms of this Agreement, the Company shall use its best efforts to cause the registration statement to be declared effective under the Securities Act of 1933, as amended (the "Securities Act") as promptly as possible after the filing thereof, but in any event prior to that date which is four months following the date of the written request of the Holder, and shall use its best efforts to keep such registration statement continuously effective under the Securities Act until the date which is two years after the date that such registration statement is declared effective by the Commission or such earlier date when the Registrable Securities covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k) as determined by counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company's transfer agent and the Holder (the "Effectiveness Period").

         9.2 Piggyback Registration. If the Company proposes to register (including for this purpose a registration effected by the Company for shares held by holders of shares of Common Stock other than the Holder) securities under the Securities Act on Form S-1, S-2, S-3 or SB-2 (or any replacement or successor forms), the Company shall cause to be included in such registration statement and use reasonable efforts to be registered under the Securities Act all the Registrable Securities that the Holder shall request to be registered; provided, however, that such right of inclusion shall not apply to any registration statement covering an underwritten offering unless the underwriter or its agent agrees in writing to the inclusion of the Registrable Securities. The Company shall have the absolute right to withdraw or cease to prepare or file any registration statement for any offering referred to in this Section 9.2 without any obligation or liability to the Holder.

         9.3 Registration Expenses. All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to the registration statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with the OTCBB (or any securities exchange or market upon which the Common Stock is then listed), and (B) in compliance with applicable state securities or Blue Sky laws reasonably agreed to by the Company in writing (including, without limitation, fees and disbursements of counsel for the Company in connection with Blue Sky qualifications or exemptions of the Registrable Securities and determination of the eligibility of the Registrable Securities for investment under the laws of such jurisdiction as requested by the Holder), (ii) printing expenses (including, without limitation, expenses of printing certificates for the Registrable Securities and of printing prospectuses requested by the Holder), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company and up to $5,000 in fees of counsel for the Holder for review of the registration statement, including the prospectus, and any pre-effective amendments thereto and for the preparation and filing of required forms under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and (v) fees and expenses of all other persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with its obligations under this Section 9 (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on the OTCBB (or any securities exchange or market upon which the Common Stock is then listed). In no event shall the Company be responsible for any broker or similar commissions or any legal fees (other than those set forth in subparagraph (iv) above) or other costs of the Holder.

         9.4 Company's Obligation. In connection with the Company's registration obligations hereunder, the Company shall:

               (i) Prepare and file with the Commission such amendments, including post-effective amendments, to the registration statement and the prospectus used in connection therewith as may be necessary to keep the registration statement continuously effective as to the applicable Registrable Securities for the Effectiveness Period and prepare and file with the Commission such additional registration statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause any related prospectus to be amended or supplemented by any required prospectus supplement and as so supplemented or amended to be filed pursuant to Rule 424;
          (iii) respond as promptly as reasonably possible, and in any event within 20 trading days, to any comments received from the Commission with respect to a registration statement or any amendment thereto; and
          (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by the registration statement during the applicable period in accordance with the intended methods of disposition by the Holder set forth in such registration statement as so amended or in such prospectus as so supplemented.

               (ii) Notify the Holder (which notice shall be accompanied by an instruction to suspend the use of the prospectus until the requisite changes have been made) as promptly as reasonably possible: (u)(A) when a prospectus or any prospectus supplement or post-effective amendment to a registration statement is proposed to be filed; (B) when the Commission notifies the Company whether there will be a "review" of such registration statement and whenever the Commission comments in writing on such registration statement (the Company shall provide true and complete copies thereof and all written responses thereto to the Holder); and (C) with respect to the registration statement or any post-effective amendment, when the same has become effective; (v) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to the registration statement or prospectus or for additional information;
          (w) of the issuance by the Commission of any stop order suspending the effectiveness of a registration statement covering any or all of the Registrable Securities or the initiation of any proceedings for that purpose; (x) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose; (y) of the occurrence of any event or passage of time that makes the financial statements included in a registration statement ineligible for inclusion therein or any statement made in a registration statement or prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to a registration statement, prospectus or other document so that, in the case of a registration statement or the prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (z) the occurrence or existence of any pending corporate development with respect to the Company that the Company believes may be material and that, in the determination of the Company, makes it not in the best interests of the Company to allow continued availability of the registration statement or prospectus; provided, however, that any and all of such information shall remain confidential to the Holder until such information otherwise becomes public, unless disclosure by the Holder is required by law.

               (iii) Promptly deliver to the Holder, without charge, as many copies of the prospectus or prospectuses (including each form of prospectus) and each amendment or supplement thereto as the Holder may reasonably request. Subject to the terms of this Agreement, the Company hereby consents to the use of such prospectus and each amendment or supplement thereto by the Holder in connection with the offering and sale of the Registrable Securities covered by such prospectus and any amendment or supplement thereto.

               (iv) Use commercially reasonable efforts to register or qualify the resale of such Registrable Securities as required under applicable securities or Blue Sky laws of each State within the United States as the Holder requests in writing, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period; provided, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or subject the Company to any material tax in any such jurisdiction where it is not then so subject.

               (v) Cooperate with the Holder to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be delivered to a transferee pursuant to a registration statement, which certificates shall be free of all restrictive legends (to the extent allowed by law), and to enable such Registrable Securities to be in such denominations and registered in such names as the Holder may request.

               (vi) Upon the occurrence of any event contemplated by this
          Section 9.4, as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to a registration statement or a supplement to the related prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither a registration statement nor such prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If the Company notifies the Holder in accordance with clauses (ii) through (vi) of Section 9.4(ii) above to suspend the use of any prospectus until the requisite changes to such prospectus have been made, or the Company otherwise notifies the Holder of its election to suspend the availability of a registration statement and prospectus pursuant to clause (z) of Section 9.4(ii), then the Holder shall suspend use of such prospectus. The Company will use its best efforts to ensure that the use of the prospectus may be resumed as promptly as is practicable, except that in the case of suspension of the availability of a registration statement and prospectus pursuant to clause (z) of Section 9.4(ii), the Company shall not be required to take such action until such time as it shall determine that the continued availability of the registration statement and prospectus is no longer not in the best interests of the Company.

               (vii) Comply with all applicable rules and regulations of the Commission.

               (viii) Use its reasonable efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a registration statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.

               (ix) if requested by the Commission, require the Holder to furnish to the Company a statement as to the number of shares of Common Stock beneficially owned by the Holder and the controlling person thereof.

     10. Indemnifications Relating to Registration.

         10.1 Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless the Holder, the officers, directors, agents and employees of the Holder, each person who controls the Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, costs of preparation and reasonable attorneys' fees) and expenses (collectively, "Losses"), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in a registration statement, any prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that (1) such untrue statements or omissions or alleged untrue statements or omissions are based upon information regarding the Holder furnished in writing to the Company by the Holder expressly for use therein, or to the extent that such information relates to the Holder or the Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by the Holder expressly for use in a registration statement, such prospectus or such form of prospectus or in any amendment or supplement thereto or (2) in the case of an occurrence of an event of the type specified in Section 9.4(ii)(u)-(x), the use by the Holder of an outdated or defective prospectus after the Company has notified the Holder in writing that the prospectus is outdated or defective and prior to the receipt by the Holder of a writing by the Company that the use of the applicable prospectus may be resumed. The Company shall notify the Holder promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Agreement of which the Company is aware.

         10.2 Indemnification by Holder. The Holder shall indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses (as determined by a court of competent jurisdiction in a final judgment not subject to appeal or review) arising out of or based upon any untrue statement of a material fact contained in any registration statement, any prospectus, or any form of prospectus, or in any amendment or supplement thereto, or arising solely out of or based solely upon: (i) the Holder's failure to comply with the prospectus delivery requirements of the Securities Act or (ii) any untrue statement or omission of a material fact required to be stated therein or necessary to make the statements therein not misleading to the extent, but only to the extent, such untrue statement or omission is contained in any information so furnished in writing by the Holder to the Company specifically for inclusion in such registration statement or such prospectus or to the extent that (1) such information relates to the Holder or the Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by the Holder expressly for use in the registration statement, such prospectus or such form of prospectus or in any amendment or supplement thereto or (2) in the case of an occurrence of an event of the type specified in Section 9.4(ii)(u)-(x), the use by the Holder of an outdated or defective prospectus after the Company has notified the Holder in writing that the prospectus is outdated or defective and prior to the receipt by the Holder of a writing by the Company that the use of the applicable prospectus may be resumed.

         10.3 Conduct of Indemnification Proceedings. If any proceeding shall be brought or asserted against any person entitled to indemnity hereunder (an "Indemnified Party"), the Indemnified Party shall promptly notify the Person from whom indemnity is sought (the "Indemnifying Party") in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, however, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that such failure shall have prejudiced the Indemnifying Party.

         An Indemnified Party shall have the right to employ separate counsel in any such proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; or (2) the Indemnifying Party shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to the Indemnified Party in any such proceeding; or (3) the named parties to any such proceeding (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party, and the Indemnified Party shall have been advised by counsel that a material conflict of interest is likely to exist if the same counsel were to represent the Indemnified Party and the Indemnifying Party (in which case, if the Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the expense of one such counsel for the Indemnified Party shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such proceeding effected without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of the Indemnified Party from all liability on claims that are the subject matter of such proceeding.

         Subject to the terms of this Agreement, all fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten trading days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, however, that the Indemnifying Party may require the Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that the Indemnified Party is not entitled to indemnification hereunder).

         10.4 Contribution. If a claim for indemnification under Section 10.1 or
10.2 is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying the Indemnified Party, shall contribute to the amount paid or payable by the Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, the Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 10.3, any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

     11. Warrant Agent. The Company may, by written notice to each holder of the Warrant, appoint an agent for the purpose of issuing Common Stock (or Other Securities) on the exercise of this Warrant pursuant to Section 1, exchanging this Warrant pursuant to Section 7, and replacing this Warrant pursuant to
Section 8, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

     12. Transfer on the Company's Books. Until this Warrant is transferred on the books of the Company, the Company may treat the registered holder hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

     13. Notices, etc. All notices and other communications from the Company to the Holder of this Warrant shall be mailed by first class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company in writing by such Holder or, until any such Holder furnishes to the Company an address, then to, and at the address of, the last Holder of this Warrant who has so furnished an address to the Company.

     14. Voluntary Adjustment by the Company. The Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

     15. Miscellaneous. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Warrant shall be governed by and construed in accordance with the laws of State of New York without regard to principles of conflicts of laws. Any action brought concerning the transactions contemplated by this Warrant shall be brought only in the United States District Court for the Northern District of Maryland or any state court located in Baltimore, Maryland. The individuals executing this Warrant on behalf of the Company agree to submit to the jurisdiction of such courts and waive trial by jury. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision. The Company and Holder each acknowledges that legal counsel participated or had an opportunity to participate in the preparation of this Warrant and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Warrant to favor any party against the other party.

                             [SIGNATURES NEXT PAGE]

     IN WITNESS WHEREOF, the Company has executed this Warrant as of the date first written above.


                                          SBS INTERACTIVE, CO.


                                          By:  /S/ TODD E. GOTLIEB
                                               -----------------------------
                                               Todd E. Gotlieb, President


                                          HOLDER

                                          CLEARSITE INTERNATIONAL LTD.


                                          By:  /S/ MARCUS COHN
                                               ------------------------------
                                               Marcus Cohn, Managing Director

                                                                       Exhibit A

                                 EXERCISE NOTICE
                   (To be signed only on exercise of Warrant)

TO:  SBS Interactive, Co.

     The undersigned, pursuant to the provisions set forth in the attached Warrant (No.____), hereby irrevocably elects to purchase:

     ________ shares of the Common Stock covered by such Warrant.


The undersigned herewith makes payment of the full Exercise Price for such shares at the price per share provided for in such Warrant, which is an aggregate of $___________.


The undersigned requests that the certificates for such shares be issued in the name of, and delivered to _________________________________ whose address is
________________________________.

The undersigned represents and warrants that all offers and sales by the undersigned of the securities issuable upon exercise of the within Warrant shall be made pursuant to registration of the Common Stock under the Securities Act of 1933, as amended (the "Securities Act") or pursuant to an exemption from registration under the Securities Act.

Dated:___________________                _______________________________________
                                         (Signature must conform to name of
                                         holder as specified on the face of the
                                         Warrant)


                                         _______________________________________
                                                     (Address)

                                                                       Exhibit B

                         FORM OF TRANSFEROR ENDORSEMENT
                   (To be signed only on transfer of Warrant)

     For value received, the undersigned hereby sells, assigns, and transfers unto the person(s) named below under the heading "Transferees" the right represented by the Warrant to purchase the number of shares of Common Stock of SBS Interactive, Co. to which such Warrant relates specified under the heading "Number of Shares Transferred," respectively, opposite the name(s) of such person(s) and appoints each such person Attorney to transfer its respective right on the books of SBS Interactive Co. with full power of substitution in the premises.


                                                     Number of Shares
           Transferees                                 Transferred
           -----------                                 -----------


__________________________________                 ________________________

__________________________________                 ________________________

__________________________________                 ________________________






Dated:__________________, _______        _______________________________________
                                         (Signature must conform to name of
                                         holder as specified on the face of the
                                         warrant)

Signed in the presence of:


_________________________________        _______________________________________
         (Name)                                       (Address)


ACCEPTED AND AGREED:
[TRANSFEREE]


_________________________________
           (Name)

                                                                       EXHIBIT E


                       NON-EXCLUSIVE CONSULTING AGREEMENT

         This Non-Exclusive Consulting Agreement ("Agreement") is made as of February 10, 2005 by and between SBS Interactive, Co., a Florida corporation (OTCBB ticker "SBSS"), whose address is 4211 Yonge Street, Suite 235, Toronto, Ontario, M2P 2A9, Canada (the "Company"), and Clearsite International Ltd., whose address is 26, Alharizi Street, Rehavia, Jerusalem 92421, Israel (the "Consultant").

                              PRELIMINARY STATEMENT

     A. The Company is in the business of developing, marketing, distributing, in wholesale and retail outlets, the Side-by-Side interactive video system as well as various other technology products.

     B. The Consultant has provided, and continues to provide, non-exclusive consulting services in the form of valuable introductions to key management and other personnel, introductions to strategic and joint venture partners, introductions to service providers, and general strategic and other advice and various other services, not related to capital raising or stock promotion (the "Services").

     C. The Consultant has provided, and continues to provide, assistance to the Company in connection with its sales and marketing efforts.

     D. The Consultant may provide consulting services to the Company related to its capital raising activities.

     E. The Company wishes to retain the Consultant and the Consultant wishes to be retained by the Company to assist the Company in its efforts in connection with the foregoing on the terms and conditions set forth in this Agreement.

     NOW, THEREFORE, the Company and the Consultant agree as follows:

                                    AGREEMENT

     1. Term. The Company has retained and will continue to retain the Consultant and the Consultant has accepted this appointment with the Company for a period that will commence on the date of this Agreement and end on February 17, 2007 unless earlier terminated pursuant to Section 5 of this Agreement (the "Term").

     2.  Duties of the Consultant.

         2.1 Consulting. The Consultant has performed and will continue to perform the Services. The Consultant will determine, in his sole discretion, the method, details and means of performing the Services.

         2.2. Sales. The Company hereby engages the Consultant as an authorized sales agent of the Company. As an authorized sales agent of the Company, the Consultant may identify and develop customers for the Company's products and services. For each prospective customer that is identified by the Consultant to the Company (a "Lead") the Company shall pay a sales commission as provided in
Section 3.2 to the Consultant if such Lead purchases the Company's products or services. Nothing herein shall require the Consultant to submit any Leads to the Company; provided, however, that if the Consultant provides a Lead to the Company, the Company will use reasonable commercial efforts to pursue such Lead. The Company agrees to provide the Consultant with appropriate support, including demonstration units, sufficient to enable the Consultant to carry out marketing efforts under this Section 2.2.

         2.3 Financing. The Consultant may identify and introduce investors to the Company. For each prospective investor, including any investor group including, controlled by or introduced by such investor, introduced to the Company by the Consultant (an "Investor"), the Company shall pay a finder's fee as provided in Section 3.3 of this Agreement to the Consultant. Nothing herein shall require the Consultant to introduce any Investors to the Company or shall require the Company to accept any financing from any Investor. The Company agrees to provide the Consultant with appropriate support sufficient to enable the Consultant to carry out its efforts under this Section 2.3.

     3.  Compensation.

         3.1 Consulting Compensation. The Company will grant to the Consultant, as compensation for the Services, a warrant to purchase up to 500,000 shares of the Company's common stock, par value $.001 per share (the "Common Stock") in the form attached hereto as Exhibit A (the "Warrant").

         3.2 Sales Commissions. Separate and apart from any consideration paid to the Consultant pursuant to Section 3.1 or 3.3 of this Agreement, the Consultant shall be paid a commission of twelve percent (12%) of gross revenue received by the Company from any Lead during the Term (or any extension thereof) and for a period of six (6) years following the Term (or any extension thereof). Commissions shall be paid to the Consultant within fifteen (15) days after payment is received by the Company from the Lead. In the event of the termination of this Agreement, the Consultant shall nevertheless continue to receive payments in accordance with this Section 3.2. The Company shall reimburse the Consultant for all expenses incurred by the Consultant in generating or attempting to generate Leads.

         3.3 Finder's Fees. Separate and apart from any consideration paid to the Consultant pursuant to Section 3.1 or 3.2 of this Agreement, the Consultant shall be paid a finder's fee of eleven percent (11%) of the gross amount invested by any Investor as a debt or equity investment in the Company during the Term (or any extension thereof) and for a period of six (6) years following the Term (or any extension thereof). Finder's fees shall be paid to the Consultant within three days of the receipt of the funds provided by an Investor. In the event of the termination of this Agreement, the Consultant shall nevertheless continue to receive payments in accordance with this Section

3.3. The Company shall reimburse the Consultant for all expenses incurred by the Consultant in generating or attempting to generate financing for the Company.

     4. Nondisclosure. The Consultant agrees that during the Term, the Consultant will have access to and become acquainted with confidential proprietary information ("Confidential Information") which is owned by the Company and is regularly used in the operation of the Company's business. The Consultant agrees that the term "Confidential Information" as used in this Agreement is to be broadly interpreted and includes: (i) information that has, or could have, commercial value for the business in which the Company is engaged, or in which the Company may engage at a later time, and (ii) information that, if disclosed without authorization, could be detrimental to the economic interests of the Company. The Consultant agrees that the term "Confidential Information" includes, without limitation, any patent, patent application, copyright, trademark, trade name, service mark, service name, "know-how," negative "know-how," trade secrets, customer and supplier identities, characteristics and terms of agreement, details of customer or consultant contracts, pricing policies, operational methods, marketing plans or strategies, product development techniques or plans, business acquisitions plans, science or technical information, ideas, discoveries, designs, computer programs (including source codes), financial forecasts, unpublished financial information, budgets, processes, procedures, formulae, improvements or other proprietary or intellectual property of the Company, whether or not in written or tangible form, and whether or not registered, and including all memoranda, notes, summaries, plans, reports, records, documents and other evidence thereof. The Consultant acknowledges that all Confidential Information, whether prepared by the Consultant or otherwise acquired by the Consultant in any other way, will remain the exclusive property of the Company.

     5.  Termination.

         5.1 Termination on Default. Should either party default in the performance of this Agreement or materially breach any of its provisions, the non-breaching party may terminate this Agreement by giving written notification to the breaching party. Termination shall be effective immediately on receipt of said notice. For purposes of this section, material breaches of this Agreement shall include, but not be limited to: (i) the failure by the Company to pay the compensation set forth in Section 3 above; (ii) the failure by the Company to provide the support to the Consultant set forth in Section 3 of this Agreement;
(iii) the Consultant's commission of acts of material fraud or material misrepresentation; (iv) the failure by the Consultant to conform in all material respects to all laws and regulations governing the Consultant's duties under this Agreement.

         5.2 Automatic Termination. This Agreement terminates automatically on the occurrence of any of the following events: (i) the bankruptcy or insolvency of the Company; or (ii) the death or disability of the Consultant.

         5.3 Return of Company Property. Upon the termination or expiration of this Agreement, the Consultant will immediately transfer to the Company all files (including, but not limited to, electronic files), records, documents, drawings, specifications, equipment and similar items in its possession relating to the business of the Company or its Confidential Information (including the work product of the Consultant created pursuant to this Agreement).

         6.       Representations and Warranties.

         6.1 Company Representations. The Company hereby represents and warrants to the Consultant as follows:

              (i) the Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida; and the Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions set forth herein;

              (ii) the execution and delivery by the Company of this Agreement and the Warrant, and the consummation by the Company of the transactions set forth herein and in the Warrant have been duly authorized by all necessary corporate action on the part of the Company;

              (iii) each of this Agreement and the Warrant has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms;

              (iv) the execution and delivery of this Agreement and the Warrant by the Company and the consummation by the Company of the transactions set forth herein and therein do not conflict with, or result in a breach or violation of, any law or regulation of any governmental authority applicable to the Company or any material agreement to which the Company is a party;

              (v) the Warrant is free of any claims or encumbrances and the shares of Common Stock to be issued upon exercise of the Warrant have been duly authorized and reserved for issuance upon exercise of the Warrant and upon issuance on the terms and conditions and for the consideration set forth in the Warrant, such shares of Common Stock will be validly issued, fully paid, nonassessable and free of any claims or encumbrances;

              (vi) the Company and the board of directors of the Company (the "Board of Directors") have taken all necessary steps to render any "business combination," "moratorium," "control share" or other state anti-takeover statute or regulation applicable to the Company or the Common Stock inapplicable to the Consultant, Marcus Cohn, this Agreement, the Warrant, and the transactions contemplated by this Agreement and the Warrant, including the issuance of the Warrant and the issuance of the shares of Common Stock upon exercise of the Warrant on the terms and conditions set forth therein;

              (vii) this Agreement, the Warrant, and the transactions contemplated by this Agreement and the Warrant, including the issuance of the Warrant and the issuance of shares of Common Stock upon exercise of the Warrant on the terms and conditions set forth therein were approved by the Board of Directors and each member of the Board of Directors that is a "disinterested director," as such term is defined in Section 607.0901 of the Florida Business Corporation Act with respect to the Consultant and Marcus Cohn (each a "Disinterested Director") at the time of such approval and, at the time of such



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approval, the Company and each member of the Board of Directors, including each
Disinterested Director, was aware that each of the Consultant and Marcus Cohn might be deemed an "interested shareholder" of the Company as such term is defined in Section 607.0901 of the Florida Business Corporation Act; and

         (viii) as of the date of this Agreement, and as a condition of the execution and delivery of this Agreement by the Consultant, the officers of the Company have delivered an officers' certificate (the "Officers' Certificate") to the Consultant certifying certain documents and actions of the Board of Directors;

         6.2 Consultant Representations. The Consultant hereby represents and warrants to the Company as follows:

              (i) this Agreement has been duly executed and delivered by the Consultant and constitutes a valid and binding obligation of the Consultant enforceable against the Consultant in accordance with its terms;

              (ii) the Consultant has the qualifications and ability to perform the Services in a professional manner, without the advice, control, or supervision of the Company; and

              (iii) Marcus Cohn is the sole shareholder and employee of the Consultant.

     7. Business Expenses. Except as otherwise provided in this Agreement, the Company will reimburse the Consultant for all reasonable business expenses incurred by the Consultant so long as such expenses are pre-approved in writing by the Company.

     8. Notices. Unless otherwise specifically provided in this Agreement, all notices or other communications (collectively and severally called "Notices") required or permitted to be given under this Agreement, shall be in writing, and shall be given by: (A) personal delivery (which form of Notice shall be deemed to have been given upon delivery), (B) by telegraph or by private airborne/overnight delivery service (which forms of Notice shall be deemed to have been given upon confirmed delivery by the delivery agency), or (C) by electronic or facsimile or telephonic transmission, provided the receiving party has a compatible device or confirms receipt thereof (which forms of Notice shall be deemed delivered upon confirmed transmission or confirmation of receipt). Notices shall be addressed to the address set forth in the introductory section of this Agreement, or to such other address as the receiving party shall have specified most recently by like Notice, with a copy to the other party.

     9. Choice of Law and Venue. This Agreement shall be governed according to the laws of the state of New York. Venue for any legal or equitable action between the Company and the Consultant which relates to this Agreement shall be in Baltimore, Maryland.

     10. Entire Agreement. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the services to be rendered by the Consultant to the Company and, specifically, this Agreement supersedes and replaces that certain Non-Exclusive Consulting Agreement dated as of February 17, 2003 as amended and restated by that certain Non-Exclusive Consulting Agreement dated as of November 20, 2003 and that certain Amended and Restated Non-Exclusive Consulting Agreement dated as of August 2, 2004. This Agreement contains all of the covenants and agreements between the parties with respect to services to be rendered by the Consultant to the Company.

     11. Counterparts. This Agreement may be executed manually or by facsimile signature in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute but one and the same instrument.

     12. Arbitration. The parties hereby agree that all controversies, claims and matters of difference shall be resolved by binding arbitration before JAMS/Endispute (the "JAMS") located in Baltimore, Maryland according to the rules and practices of the JAMS from time-to-time in force; provided, however, that the parties hereto reserve their rights to seek and obtain injunctive or other equitable relief from a court of competent jurisdiction, without waiving the right to compel such arbitration pursuant to this section. The arbitrator shall apply New York law in rendering a decision.

     13. Severability. If any term or provision of this Agreement or the application thereof to any person or circumstance shall, to any extent, be determined to be invalid, illegal or unenforceable under present or future laws effective during the term of this Agreement, then and, in that event: (A) the performance of the offending term or provision (but only to the extent its application is invalid, illegal or unenforceable) shall be excused as if it had never been incorporated into this Agreement, and, in lieu of such excused provision, there shall be added a provision as similar in terms and amount to such excused provision as may be possible and be legal, valid and enforceable, and (B) the remaining part of this Agreement (including the application of the offending term or provision to persons or circumstances other than those as to which it is held invalid, illegal or unenforceable) shall not be affected thereby and shall continue in full force and effect to the fullest extent provided by law.

     14. No Assignment of Rights or Delegation of Duties by the Consultant; Company's Right to Assign. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the parties. The Consultant's duties and obligations under this Agreement are personal to it and therefore no such duties or obligations shall be subject to voluntary or involuntary alienation, assignment or transfer.

     15. Electronically Transmitted Documents. If a copy or counterpart of this Agreement is originally executed and such copy or counterpart is thereafter transmitted electronically by facsimile or similar device, such facsimile document shall for all purposes be treated as if manually signed by the party whose facsimile signature appears.

     16. Consultant Status. The Consultant and the Company agree that the Consultant is an independent contractor and not an employee of the Company. The Consultant shall have no authority to act on behalf of Company in entering into or executing any agreement, and has no authority to bind Company to any contract or course of action. The Consultant may, at the Consultant's own expense, use employees or other subcontractors to assist the Consultant with the performance of the Services and other activities under this Agreement. The Consultant will provide services under this Agreement on a non-exclusive basis and nothing in this Agreement shall limit the ability of the Consultant to provide comparable services to any other person or persons, including the Company's competitors.

         17. Indemnification. The Company will indemnify, defend and hold the Consultant harmless for all losses, damages, claims or proceedings involving the Consultant and relating to the Company (including any of its officers or directors or any of its subsidiaries), unless such losses, damages, claims or proceedings directly relate to the Consultant's own gross negligence, fraud or material breach of this Agreement.

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         WHEREFORE, the parties have executed this Agreement as of the date first written above.


                                          "CONSULTANT"
                                          CLEARSITE INTERNATIONAL LTD.


                                          By:  /S/ MARCUS COHN
                                               ----------------------
                                          Name:  Marcus Cohn
                                          Title:    Managing Director


                                          "COMPANY"
                                          SBS INTERACTIVE, CO.

                                          By:  /S/ TODD E. GOTLIEB
                                               -------------------
                                          Name: Todd E. Gotlieb
                                          Title:   President





















                                       8
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                                    EXHIBIT A